SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2003

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

( BW)(IXOS-SOFTWARE-AG)(XOSY) IXOS Becomes European Market Leader
After Two Acquisitions - Increased Revenue Growth Forecasts -
Half-Yearly Figures Met in Full

    MUNICH & GRASBRUNN, Germany--(BUSINESS WIRE)--Jan. 24, 2003--IXOS SOFTWARE AG, a leading provider of document management software solutions, has acquired Obtree Technologies Inc., Basel, and the operating business of PowerWork AG, Kempten. With the two takeovers, IXOS is rapidly implementing its previously announced growth strategy for the enterprise content management market, and immediately becomes the European market leader.
    IXOS is taking over Obtree Technologies Inc., a leading provider of content management products at a price of SFR 0.52 (EUR 0.36) per share for 96,4% of the company's 14,790,347 ordinary shares against cash. This corresponds to a purchase price of SFR 7.7 million (EUR 5.3 million) for a 100% interest. The transfer of beneficial ownership is scheduled to take place on February 1, 2003. In the case of PowerWork AG, IXOS is acquiring all operating assets for a cash payment of EUR 1.2 million, effective as of January 1, 2003 retroactively.
    According to preliminary estimates, IXOS' consolidated revenue for the second quarter of fiscal 2002/2003 (to December 31 2002) rose by 5% to EUR 34.6 million (previous year: EUR 33.0 million). Consolidated income from operations
(EBIT) improved to EUR 4.1 million (previous year: EUR 4.0 million). As a result, consolidated revenue for the first half of the fiscal year was up 10% to EUR 60.6 million (previous year: EUR 54.9 million); EBIT increased 12% to EUR
1.9 million (previous year: EUR 1.7 million). The acquisitions will lead to revenue growth for the current 2002/2003 fiscal year in excess of the 10% previously announced. In addition, IXOS is forecasting substantially greater revenue growth in the coming fiscal year, 2003/2004.
    Due to these M&A transactions IXOS will postpone publication of its full results for the second quarter and the first half of fiscal year 2002/03 to February 4, 2003, and will release the information prior to the start of the Frankfurt Stock Exchange trading.

    Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

    IXOS European market leader after two acquisitions

    Grasbrunn/Munich, January 24, 2003 - IXOS SOFTWARE AG (NASDAQ: XOSY, NEUER
MARKT: XOS, German Securities Code 506150), the document management software specialist, has become the European market leader following two acquisitions. The purchase of Swiss-based Obtree Technologies Inc. and of the operating business of PowerWork AG will increase revenue growth by the IXOS Group in the course of the present fiscal year 2002/2003. In the first half of the current reporting period, IXOS bucked the general market trend, continuing its growth strategy and fully meeting the targets it had set itself. According to preliminary estimates consolidated revenue rose by 10% to EUR 60.6 million (previous year: EUR 54.9 million). Income from operations (EBIT) rose 12% to EUR
1.9 million (previous year: EUR 1.7 million).
    These two acquisitions make IXOS the European market leader and represent a major step on the way to achieving our medium-term goal - to become one of the top five companies on the market worldwide, said IXOS CEO Robert Hoog. IXOS has positioned itself as a leading European provider of enterprise content management (ECM) solutions that enable customers to manage documents and business related content electronically, and helps to optimize their business processes.
    The two new acquisitions are specifically designed to complement our portfolio in this dynamic environment. We have acquired technologies that ideally complement our products in the key fields of content management, workflow and process management, as well as a number of products that are already established on the market and additional development and marketing resources, he continued, explaining the strategy behind the move.
    The expanded product range will generate additional customer demand and improve IXOS' position in the key customer segment of the banking and finance section in particular. Hoog announced that IXOS will continue its strategy of combining organic and external growth and that it will actively exploit current market opportunities.

    IXOS successfully implements external growth strategy

    Obtree Technologies Inc., Basel, the closely held Swiss public company that IXOS has acquired, is a software company offering development, sales, services and support. Obtree is a leading European supplier of content management solutions and offers a product range that can be integrated seamlessly into key systems environments of SAP, Microsoft and others. The company increased sales in 2002 by 60% to EUR 12.0 million. New licenses, a key factor, accounted for 61% of total revenue. Obtree already has 500 installations at 200 customers.
    IXOS is acquiring Obtree Technologies Inc. with a total of 86 employees in return for the cash purchase of the company's shares. IXOS is buying 96.4% of the company's 14,790,347 ordinary shares at a price of SFR 0.52 (EUR 0.36) per share. This corresponds to a purchase price of SFR 7.7 million (EUR 5.3 million) for a 100% interest. The transfer of beneficial ownership is scheduled to take place on February 1, 2003. IXOS' advisors on the transaction are the Technology Group at Commerzbank Securities.
    In the case of the German non-listed PowerWork AG, Kempten, which is also privately held, IXOS is acquiring its entire operating assets plus 24 employees in return for EUR 1.2 million in cash, effective as of January 1, 2003 retroactively. PowerWork is a software house offering development, sales, services and support. The company is positioned as an innovative supplier of process management and workflow technologies in Germany, Austria and Switzerland. It generated revenue of EUR 2.2 million in fiscal year 2001/2002, 43% of which was due to its license business with a total of 80 customers. IXOS' acquisition of PowerWork gives it access to innovative workflow technology for developing sector-specific document management solutions. Among other things, PowerWork is the technology leader for process management systems based on Microsoft Exchange.

    H1 2002/2003: revenue targets met, earnings slightly exceeded

    IXOS has successfully maintained its profitable growth strategy, despite the continued difficult market, said CFO Peter Rau. The company met the revenue growth target of 10% that it announced in September 2002 and slightly exceeded its guidance for income from operations of 10%.

    Outlook

    As a result of the acquisitions, revenue growth for the current fiscal year 2002/2003 will exceed the forecast 10%. In addition, IXOS is expecting revenue growth to increase substantially in the coming fiscal year 2003/2004.
    Due to these M&A transactions, IXOS will postpone publication of its full results for the second quarter and the first half of fiscal year 2002/03 (31.12.02) to February 4, 2003; the quarterly report will be published before the start of trading on the Frankfurt Stock Exchange.
    Listed: Neuer Markt in Frankfurt; Freiverkehr in Berlin, Bremen, Dusseldorf, Hamburg, Hannover, Munchen, Stuttgart

    CONTACT: IXOS Software AG
             IR-Hotline, ++49-89-4629 2400
             WKN: 506150; ISIN: DE0005061501; Index: NEMAX 50



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Date: January 24, 2003



                                           IXOS SOFWARE AKTIENGESELLSCHAFT


                                     By /s/Robert Hoog
                                       --------------------------------
                                                Robert Hoog
                                                Chief Executive Officer

                                                 and

                                     By /s/Peter Rau
                                       --------------------------------
                                                Peter Rau
                                                Chief Financial Officer